EXHIBIT 4.1
FOURTH AMENDMENT TO CREDIT FACILITY AGREEMENT
     THIS FOURTH AMENDMENT, dated as of the 7th day of March, 2007, to that certain Amended and Restated Credit Facility Agreement dated as of July 12, 2005, as amended by a First Amendment to Credit Facility Agreement dated as of February 24, 2006, a Second Amendment to Credit Facility Agreement dated as of June 14, 2006, and a Third Amendment to Credit Facility Agreement dated as of September 20, 2006 (as so amended, the “Agreement”), between BANK OF AMERICA, N.A., a national banking association and successor by merger to Fleet National Bank, having an office at One East Avenue, Rochester, New York 14638 (the “Bank”), and GRAHAM CORPORATION, a corporation formed under the laws of the State of Delaware with offices at 20 Florence Avenue, Batavia, New York 14020 (the “Borrower”).
     The parties hereby agree as follows:
     1. Agreement Ratified. Except as expressly amended hereby, the Agreement is in all respects ratified and confirmed, and all of the terms, provisions and conditions thereof shall be and remain in full force and effect, and this Amendment and all of its terms, provisions and conditions shall be deemed to be a part of the Agreement. All capitalized terms used herein and not defined shall have the meanings given them in the Agreement.
     2. The definition of “Applicable LIBOR Margin” in Section 1.1 of the Agreement is hereby amended to read as follows:
     “Applicable LIBOR Margin” shall mean the following amounts for the following respective ratios of Total Liabilities to Tangible Net Worth, calculated for the Borrower on a consolidated basis and without duplication in accordance with GAAP:

Margin
Leverage Ratio	(Basis Points)
>1.50 to 1.0	200
≤ 1.50 and >1.25 to 1.0	150
≤ 1.25 and >1.00 to 1.0	125
≤ 1.00 and >75 to 1.0	100
≤ 0.75 to 1.0	75

     3. The definition of “Applicable Prime Rate Margin” in Section 1.1 of the Agreement is hereby amended to read as follows:
     “Applicable Prime Rate Margin” shall mean the following amounts for the following respective ratios of Total Liabilities to Tangible Net Worth, calculated for the Borrower on a consolidated basis and without duplication in accordance with GAAP:

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Margin
Leverage Ratio	(Percentage Points)
>1.50 to 1.0	-0.25%
≤ 1.50 and >1.25 to 1.0	-0.50%
≤ 1.25 and >1.00 to 1.0	-0.75%
≤ 1.00 and >0.75 to 1.0	-1.00%
≤ 0.75 to 1.0	-1.25%

     4. Section 3.2 of the Agreement is hereby amended to read as follows:
     3.2 Commissions. The Borrower or Graham China, as the case may be, will pay commissions to the Bank on the date of issuance of each Letter of Credit and Bank Guarantee and on each anniversary date thereafter if the Letter of Credit or Bank Guarantee is renewed or has a maturity in excess of one year from the date of issuance, at the per annum rate equal to the then Applicable LIBOR Margin for Standby Letters of Credit and for Bank Guarantees, and one-quarter of one percent (0.25%) of the undrawn amount thereof for Documentary Letters of Credit. Commissions on Letters of Credit and Bank Guarantees having maturities of less than one year remaining shall be charged ratably. In addition, the Borrower or Graham China, as the case may be, will pay to the Bank a $150 administrative fee for each Letter of Credit and Bank Guarantee issued pursuant to this Agreement.
     5. Representations and Warranties. The Borrower confirms the accuracy of and remakes as of the date hereof all of its representations, warranties contained in the Agreement. The Borrower further represents and warrants to the Bank that all necessary action on the part of the Borrower relating to authorization of the execution and delivery of this Amendment, and the performance of the Obligations of the Borrower thereunder has been taken. This Amendment constitutes the legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms. The execution and delivery by the Borrower of the Amendment, and the performance by the Borrower of the Amendment, will not violate any provision of law or the Borrower’s Certificate of Incorporation or By-laws or organizational or other documents or agreements. The execution, delivery and performance of the Amendment, and the consummation of the transactions contemplated thereby will not violate, be in conflict with, result in a breach of, or constitute a default under any agreement to which the Borrower is a party or by which any of its properties is bound, or any order, writ, injunction, or decree of any court or governmental instrumentality, and will not result in the creation or imposition of any lien, charge or encumbrance upon any of its properties.
     6. No Events of Default. The Borrower confirms that as of the date hereof, there exists no condition or event that constitutes (or that would after expiration of applicable grace or cure periods constitute) an Event of Default as described in Article 14 of the Agreement.

     7. No Offsets. As of the date hereof, the Borrower has no defenses, offsets, claims or counterclaims with respect to its obligations arising under the Agreement or this Amendment and all related documents and instruments.
     8. Governing Law. This Amendment, together with all of the rights and obligations of the parties hereto, shall be construed and interpreted in accordance with the laws of the State of New York, excluding the laws applicable to conflicts or choice of law.
     IN WITNESS WHEREOF, the parties have executed this Amendment on the date first above written.

BANK OF AMERICA, N.A.		GRAHAM CORPORATION
By:		By:

	Colleen O’Brien Vice President		Ron Hansen Vice President

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